FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

ESSENTIAL FACT
Celulosa Arauco y Constitución S.A.
Security Registry Registration No. 42

Santiago, February 10, 2011

Mr.
Fernando Coloma Correa
Superintendent
Superintendence of Securities and Insurance
Libertador Bernardo O’Higgins No. 1449

The undersigning, on behalf of Celulosa Arauco y Constitución S.A. corporation, hereinafter referred  to as “Company” or “Arauco”, both domiciled in the Metropolitan Region at Avenida El Golf No. 150, 14th floor, Las Condes borough, a corporation duly registered in the Security Registry under number 42, tax payer number 93,458,000-1, and being duly entitled for these purposes, hereby informs you of the following material information with respect to the Company and its businesses pursuant to article 9 and second paragraph of article 10 of the Law 18,045, and the General Application Regulation (Norma de Carácter General) Nº 30, of such Superintendency.

As previously reported by the Company in the “material fact” (hecho esencial) dated January 18, 2011, Inversiones Arauco Internacional Limitada –an affiliate of the Company- and Stora Enso agreed to engage in a project for the construction of a state-of-the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power generator fueled by renewable resources, each located in Punta Pereira, department of Colonia, Uruguay.

In connection with the foregoing, the 23rd Extraordinary Shareholders Meeting of the Company, which was held today, approved the granting by the Company of a security interest in collateral, which would be a several but not joint obligation of the Company, to secure the obligations that the Uruguayan corporation Celulosa Energía Punta Pereira S.A. (“CEPP”), an associate of the Company, may assume under several “Engineering Procurement and Construction Agreement” for the construction of the main areas of the pulp mill (the “EPCs”), in favor of the company or branch that Andritz AG may incorporate in Uruguay for purposes of entering into the EPCs. This  collateral is limited, in the aggregate, to the lower of (i) 50% of any and all sums owed by CEPP, by virtue of the EPCs; or (ii) the aggregate sum of €189,000,000.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
Felipe Guzmán Rencoret
Manager of Legal Affairs

Copy:

Santiago Stock Exchange
La Bolsa No. 64,
Santiago

Electronic Exchange of Chile
Huerfanos 770, 14th floor
Santiago

Valparaiso Stock Exchange
Casilla 218-V
Valparaiso

Bond Holders’ Representative (Banco Santander)
Bandera No. 140 Santiago.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: February 17, 2011	By: /s/ Robinson Tajmuch V.
Name: Robinson Tajmuch V. Title: Comptroller Director